EXHIBIT 11.2

                 COMPUTATION OF FULLY DILUTED EARNINGS PER SHARE


                                                           Years Ended
                                                           September 30,
                                                      --------------------------
                                                         1996            1995
                                                      ----------     -----------
Shares

Weighted average number of common
  shares outstanding                                  11,789,362       9,086,976
Additional shares assuming conversion of:
  Stock Options                                          573,618         600,866
  Warrants                                                39,733         598,562
  Convertible Debentures                                    --           783,642
  Preferred Stock                                        666,667         500,000
                                                     -----------     -----------

Weighted average shares outstanding                   13,069,380      11,570,046
                                                     ===========     ===========

Net Income                                           $ 5,953,295     $ 2,769,849

Add:
  Interest Expense on Convertible
    Debentures (Assuming Conversion)                        --           100,670
  Net income attributable to fully
    diluted weighted average shares
    outstanding                                      $ 5,953,295     $ 2,870,519
                                                     ===========     ===========

Fully Diluted Earnings Per Share                     $      0.46     $      0.25
                                                     ===========     ===========




     All share amounts and per share data have been restated to reflect the two-for-one stock split effected as a stock dividend on May 28, 1996.